NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 14, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 1, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Chittenden Corporation and People's United Financial, Inc. (NASDAQ: PBCT) became effective automatically effective at 12:01 on January 1, 2008 (New Year's Day). For each share of Common Stock of Chittenden Corporation shareholders can elect to receive either cash, shares of People's United Financial, Inc., or a combination of cash and stock. (Based on the aggregate merger consideration equal to 0.8775 of a share of People's United Financial, Inc. Common Stock and $20.35 in Cash.) The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 2, 2008.